AB 3/31/06

06007091

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47318

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hillcrest Asset Management, Inc. CN Sierra Equity Group Ltd

OFFICIAL USE ONLY

FIRM I.D. NO.

RECEIVED MAR 15 2006 PROCESSING SECTION 213 WASH. D.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3351 NE 19th Avenue
(No. and Street)

Oakland Park, FL 33306
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Eric Bloom~~ 954-465-3159
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore, Horton & Carlson, PC
(Name – *if individual, state last, first, middle name*)

209A East Green Meadows, Columbia, MO 65203
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Bloom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hillcrest Asset Management, Inc, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

RICHARD A. POWERS
MY COMMISSION # DD502207
EXPIRES: Dec. 27, 2009
(407) 398-0153 Florida Notary Service.com

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition. (Balance Sheet)
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital. (Supplemental Information)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Exempt)
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Note D)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Exempt)
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Note E)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements
and Supplemental Information

Hillcrest Asset Management, Inc.

December 31, 2005

Hillcrest Asset Management, Inc.

TABLE OF CONTENTS

December 31, 2005

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

MH&C Moore, Horton & Carlson, P.C.
Certified Public Accountants

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

INDEPENDENT AUDITORS' REPORT

Board of Directors
Hillcrest Asset Management, Inc.
3351 NE 19th Avenue
Oakland Park, Florida

We have audited the accompanying balance sheet of Hillcrest Asset Management, Inc. (an S-corporation) as of December 31, 2005 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hillcrest Asset Management, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained on pages 8-12 of our report is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934 and NASD Rule 3011. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities Exchange Commission.

Moore Horton & Carlson PC

Columbia, Missouri
March 10, 2006

Mexico • Sedalia • Marshall • Columbia

Hillcrest Asset Management, Inc.

BALANCE SHEET

December 31, 2005

ASSETS	
CASH IN BANK	$ 7,804
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ 850
STOCKHOLDERS' EQUITY	
Common stock, $0.01 par value; 10,000 shares authorized, and issued	100
Paid in capital	13,031
Retained earnings	(6,177)
	6,954
	$ 7,804

See accompanying notes and accountants' report

Hillcrest Asset Management, Inc.

STATEMENT OF INCOME

Year ended December 31, 2005

Sales		$ ---
Expenses		
Bank charges		126
	NET LOSS	$ (126)

See accompanying notes and accountants' report

Hillcrest Asset Management, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

December 31, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2004	$100	$13,031	$(6,051)	$7,080
Additional paid in capital	---	---	---	---
Net loss - 2005	---	---	(126)	(126)
BALANCE AT DECEMBER 31, 2005	$100	$13,031	$(6,177)	$6,954

See accompanying notes and accountants' report

Hillcrest Asset Management, Inc.

STATEMENT OF CASH FLOWS

Year ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (126)
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in accounts payable	(150)
NET CASH USED IN OPERATING ACTIVITIES	(276)
Cash and cash equivalents at beginning of year	8,080
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 7,804

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

The Company considers all cash on deposit to be cash and cash equivalents for purposes of the statement of cash flows. No cash was paid for interest or taxes in 2005.

See accompanying notes and accountants' report

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities: The Company was chartered to do business in Florida on May 30, 2002 and is a registered broker and dealer. The Company is registered to deal in mutual funds, private placements, variable life insurance annuities and tax sheltered limited partnerships. The Company is registered to do business in five states with one registered representatives. The Company was inactive during 2005 except for overhead expense.

Going Concern: The Company was formed primarily to offer private placements and was relying heavily on one person's marketing skills. Upon the unexpected death of this individual the principals of the Company decided not to pursue this business venture further. The Company was sold as a "shell" of a registered broker and dealer firm in November 2005 and is expected to resume activity in 2006.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker. There were no security transactions during 2005.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Plant and Equipment: Purchases and equipment with a useful life of more than one year are capitalized. Depreciation is based on the useful life of the asset and charged to income ratably over that life. Repairs and improvements that significantly increase the useful life of an asset are capitalized. At December 31, 2005 the Company had no plant and equipment.

Commissions Receivable: Commissions receivable are booked at the time of sale of the investment. At December 31, 2005 the Company had no commissions receivable.

Income Taxes: The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. As an S-corporation all items of income and expense are passed through to shareholders to be taxed on their individual income tax returns.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company has no employees.

NOTE B--INVESTMENTS

For purposes of computing net capital pursuant to Rule 15c3-1(1) market values of investments must be reduced (haircut) as follows:

Cash	None
Money Market Funds	2%
Mutual Funds	15%
Securities	15%

At December 31, 2005 the only investment was cash in a regular checking account.

NOTE C--NET CAPITAL REQUIREMENTS

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is $5,000.00. On December 31, 2005 the Company had net capital of $6,954. ($1,954 in excess of the minimum required amount). The percentage of aggregate indebtedness to net capital was 12.22%.

NOTE D--CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2005, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

NOTE E--RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on our computation of net capital under Rule 15c3-1, as of December 31, 2005 there were no material differences with respondent's unaudited report.

SUPPLEMENTAL INFORMATION

Hillcrest Asset Management, Inc.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 13c3-1(1)

December 31, 2005

NET CAPITAL		
Ownership Equity		$6,954
Less Non-allowable Assets		---
		6,954
	TOTAL ALLOWABLE CAPITAL	6,954
Less Haircuts on Investments		---
	TOTAL NET CAPITAL	6,954
MINIMUM NET CAPITAL REQUIREMENT		(5,000)
	EXCESS OVER MINIMUM NET CAPITAL REQUIREMENT	$1,954
TOTAL AGGREGATE INDEBTEDNESS		$ 850
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		12.22%

See accountants' report

MH&C Moore, Horton & Carlson, P.C.
Certified Public Accountants

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Hillcrest Asset Management, Inc.
3351 NE 19th Avenue
Oakland Park, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Hillcrest Asset Management, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparison.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Mexico • Sedalia • Marshall • Columbia

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Horton & Carlson PC

Columbia, Missouri
March 10, 2006

MH&C Moore, Horton & Carlson, P.C.
Certified Public Accountants

209A E. Green Meadows Road
P.O. Box 7050
Columbia, MO 65205
Telephone (573) 449-3741
Facsimile (573) 442-4292

INDEPENDENT AUDITOR'S REPORT ON AML COMPLIANCE REQUIRED BY THE PATRIOT ACT AND NASD RULE 3011

Board of Directors
Hillcrest Asset Management, Inc.
3351 NE 19th Avenue
Oakland Park, Florida

We have audited, in accordance with auditing standards generally accepted in the United States of America, the financial statements and supplemental schedules of Hillcrest Asset Management, Inc. as of December 31, 2005 and have issued our report thereon dated March 10, 2006

In planning and performing our audit of the financial statements and supplemental schedules of Hillcrest Asset Management, Inc. for the year ended December 31, 2005, we also considered its policies and procedures regarding compliance with the provisions of the Patriot Act.

Also, as required by NASD Rule 3011, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in NASD Rule 3011. These included:

- The establishment and implementation of policies and procedures that can be reasonably expected to detect and cause the reporting of suspicious transactions;
- The establishment and implementation policies, procedures, and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and implementing regulations;
- The designation of an individual responsible for implementing and monitoring the day-to-day operations and internal controls of the program;
- The provision for ongoing training of appropriate personnel.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the NASD's above mentioned objectives.

Because of inherent limitations in internal control or the practices and procedures referred to above, it is possible that money laundering may occur and not be detected.

INDEPENDENT AUDITOR'S REPORT ON AML COMPLIANCE REQUIRED BY THE PATRIOT ACT AND NASD RULE 3011 - Cont'd

Our consideration of these practices and procedures would not necessarily disclose all matters in respect to anti money laundering that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that money laundering may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objective referred to in the second and third paragraphs of this report are considered by the NASD to be adequate for its purposes in complying with the Patriot Act, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the NASD's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Horton & Carlson PC

Columbia, Missouri
March 10, 2006